

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
Mr. Dror Levy
Chief Financial Officer
DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, CA 95131

> **Re: DSP Group, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on April 19, 2013**
> **File No. 001-35256**

Dear Mr. Levy:

We have reviewed your response letter dated April 22, 2013 and have the following comments.

<u>General</u>

1.   We note your response to prior comment 4. We understand that Starboard made a settlement proposal in March 2013 which would have resulted in Starboard having recommended four out of ten members of the board of directors. Given that this represents a minority of the board, please refrain from claiming that Starboard is seeking to "hijack" the company, is attempting to "seize control" of the board, has "refused to settle for anything less than effective control," and "will be satisfied with nothing less than a majority" of the board, or advise us further as to the basis for these statements.

2.   We note your response to prior comment 5. In future filings, please clearly identify as your belief, based on discussions and negotiations with Starboard, that Starboard's single objective is to sell the company as quickly as possible.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Jackie Liu, Esq.
Morrison & Foerster LLP